Exhibit 99.1

TD Bank Announces Redemption of Class A First Preferred Shares, Series M and Series N

TORONTO - September 19, 2011 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that it will exercise its right to redeem all of its 14 million outstanding Class A First Preferred Shares, Series M (the “Series M Shares”) on October 31, 2011 at the price per share of $25.50 (for an aggregate total of approximately $357 million). The redemption price represents a $0.50 premium to the $25.00 per share face price.

TD also announced it will exercise its right to redeem all of its 8 million outstanding Class A First Preferred Shares, Series N (the “Series N Shares”) on October 31, 2011 at the price per share of $25.50 (for an aggregate total of approximately $204 million). The redemption price represents a $0.50 premium to the $25.00 per share face price.

On September 1, 2011, the Board of Directors of TD declared a quarterly dividend of $0.29375 per Series M Share and $0.2875 per Series N Share.  These will be the final dividends on the Series M Shares and Series N Shares, respectively, and will be paid in the usual manner on October 31, 2011 to shareholders of record on October 11, 2011, as previously announced. After October 31, 2011, the Series M Shares and Series N Shares will cease to be entitled to dividends and the holders of such shares will not be entitled to exercise any right in respect thereof except that of receiving the redemption amount.

TD recommends shareholders consult with their tax advisors to determine the appropriate treatment and impact of the redemptions. A general summary of the tax implications will be available shortly on our website, www.td.com, under Investor Relations/Share Information/Preferred Shares.

Instructions with respect to receipt of the redemption amount will be set out in the Letter of Transmittal to be mailed to registered holders of the Series M Shares and Series N Shares shortly.  Inquiries should be directed to our Registrar and Transfer Agent, CIBC Mellon Trust Company, at 1-800-387-0825 (or in Toronto 416-643-5500).  Beneficial holders who are not directly the registered holder of these shares should contact the financial institution, broker or other intermediary through which they hold these shares to confirm how they will receive their redemption proceeds.  Further details and instructions will be posted shortly to our website, http://www.td.com/investor-relations/ir-homepage/share-information/preferred-shares/preferred.jsp.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America and serves approximately 20 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, TD Insurance and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 7 million online customers. TD had CDN$665 billion in assets on July 31, 2011.  The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For more information, please contact:
Rudy Sankovic
Investor Relations
TD Bank Group
416-308-7857

Wojtek Dabrowski
Corporate Communications
TD Bank Group
416-307-8149